===============================================================================
                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [X] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: March 31, 2002                           +------------------+
                  ------------------------                 | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |                  |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended: ________________________  +------------------+
+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
MIKOHN GAMING CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable
920 PILOT RD
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
LAS VEGAS, NV 89119
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[a] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[b] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Quarterly Report on Form 10-Q for the period ended March 31, 2002, cannot be filed within the prescribed time period due to recent focus on the selection and appointment of the Company's new accountant. The Company dismissed its previous accountant, Arthur Andersen, LLP, on April 29, 2002. The Company's Board of Directors approved the Company's new accountants (BDO Seidman, LLP) on May 15, 2002. We anticipate the Company's Quarterly Report on Form 10-Q will be filed as soon as reasonably practicable but in no event later than the fifth calendar day following the prescribed due date. Due to the timing of the transition to new accountants, we anticipate a review of the Company's Quarterly Report on Form 10-Q to be completed subsequent to our filing in accordance with SEC Release no. 33-870.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
           DON W. STEVENS                 702                  263-1603
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached as Exhibit A is the Condensed Consolidated Statements of Operations for the quarters ended March 31, 2002 and 2001. In explanation of the change, attached is a copy of the Press Release dated May 9, 2002, which discusses the Company's losses.

================================================================================

                           MIKOHN GAMING CORPORATION
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  5/15/02                           By /s/ Don W. Stevens
    ------------------------------        --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

SEC 1344 (2-99)

                                                                       EXHIBIT A

                            MIKOHN GAMING CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               For the Three Months Ended March 31, 2002 and 2001



(Amounts in thousands except per share amounts)                    2002               2001
                                                                   ----               ----

Revenues:
     Gaming operations                                             $ 10,934           $  9,824
     Product sales                                                   13,461             15,444
                                                              ---------------    ---------------
          Total revenues                                             24,395             25,268
                                                              ---------------    ---------------

Operating costs:
     Gaming operations                                                6,975              5,978
     Product sales                                                   13,042             14,662
     Corporate expense                                                2,760              2,303
                                                              ---------------    ---------------
          Total operating costs                                      22,777             22,943
                                                              ---------------    ---------------

Operating income:
     Gaming operations                                                3,959              3,846
     Product sales                                                      419                782
     Corporate expense                                               (2,760)            (2,303)
                                                              ---------------    ---------------
          Total operating income                                      1,618              2,325

Other income and (expense):
     Interest expense                                                (3,787)            (2,458)
     Other income and expense                                           239                225
                                                              ---------------    ---------------
      Income (loss) before income tax
          (provision) benefit                                        (1,930)                92

Income tax (provision) benefit
                                                              ---------------    ---------------

Net income (loss)                                                  $ (1,930)            $   92
                                                              ===============    ===============


Weighted average common shares:

     Basic                                                           12,783             11,068
                                                              ===============    ===============
     Diluted                                                         12,783             11,072
                                                              ===============    ===============

Basic and diluted income (loss) per share:

     Basic                                                         $  (0.15)           $  0.01
                                                              ===============    ===============
     Diluted                                                       $  (0.15)           $  0.01
                                                              ===============    ===============

NEWS FROM:
FOLEY/FREISLEBEN LLC        CONTACT:  Don W. Stevens
800 Wilshire Blvd. #300               Chief Financial Officer
Los Angeles CA 90017                  Mikohn Gaming Corporation
213-955-0020                          702-896-3890

FOR: MIKOHN GAMING CORPORATION (Nasdaq-NM: MIKN)

--------------------------------------------------------------------------------
                Mikohn Reports First Quarter Financial Results
                 . Sees positive outlook for 2002 as a whole
                 . Anticipates improved product sales as casinos increase
                   capital expenditures
                 . Expects increased placements resulting from new CLUE(R) and
                   TRIVIAL PURSUIT(R)games coming to market
                 . Ends quarter with strong liquidity and cash balance
                   of $14.7 million.

--------------------------------------------------------------------------------

         LAS VEGAS, NEVADA, MAY 9, 2002 - Mikohn Gaming Corporation (Nasdaq-NM:
MIKN) today announced first quarter results. For the three months ended March 31, 2002, revenues totaled $24.4 million, a decrease of 3.5 percent from $25.3 million in the year earlier period. The net loss was $1.9 million, equal to 15 cents per share, compared with net income of $92,000, or one cent per share, in the corresponding period of the prior year. EBITDA (earnings before deductions for interest, taxes, depreciation, amortization and slot rent expense) amounted to $5.8 million, compared with $5.9 million in the like quarter of 2001.

         David J. Thompson, chairman and chief executive officer, commented:
"Results reflected seasonality in what is typically the slowest quarter of the year, the lingering effects of 9-11 and higher interest expense. In addition, projects that had been completed in production by March 31 totaling $2.9 million in sales that we had expected to recognize in the first quarter did not meet all of our revenue recognition criteria until the second quarter. The deferral of these sales to the second quarter was the principal reason that first quarter results were below breakeven.

          "Looking to the balance of the year, we expect to see improving product sales based on current backlog and strengthening market conditions with more large signage projects as customers increase capital spending."

                                                                          (more)

Mikohn - First Quarter 2002                                             Page Two

         Thompson added that the outlook for Mikohn's systems business is encouraging, with new international opportunities for the CASINOLINK(R) player tracking and management system, which has developed a leadership position in the central monitoring of geographically dispersed slot operations.

         Revenues from the gaming operations business unit, which consists of recurring revenues from leased slot and table games, rose 11 percent to $10.9 million from $9.8 million. The improvement reflected an increase in net slot win per day to $29 from $27 in the comparable quarter of the prior year and $28 in the immediately preceding fourth quarter, partially offset by small decreases in game units which ended the quarter at 4,021, including 2,525 of our branded slots.

         "We believe that regulatory approval of our CLUE(R) Winning Solution(TM) game is imminent and we hope to receive approval of TRIVIAL PURSUIT(R) Easy as Pie(TM) within 60 days thereafter. We are excited about prospects for these creative new slot attractions, which are based on the leading board game of detection and the world's most popular trivia game, respectively. They will extend our leadership in innovative knowledge-based games, and each offers great graphics, along with instant consumer recognition. As soon as regulatory approvals are received, we will be marketing them aggressively, along with our previously approved refresher versions of YAHTZEE(R) and BATTLESHIP(R).

         "We are expecting ticket printer capability for our slot games to be approved in some jurisdictions shortly, which will facilitate new placements in several major markets. Also, we are receiving increased interest in our MoneyTime(TM) slot merchandising system. Our recent placement of 196 MoneyTime(TM) games will be a significant source of additional recurring revenue. With respect to our planned entry into Mississippi, beta testing of our YAHTZEE(R) Video(TM) game has been halted pending implementation of minor software modifications. We expect the modifications to be completed shortly and then we will resubmit."

         Thompson concluded: "After a slow start, we look forward to substantial improvement in the second quarter bolstered by our deferred projects. We also expect a strong second half based on growth in slot placements with our new games, better performance in Europe and Australia, moderate growth in table games as our new offerings gain traction and regulatory approvals, and improved product sales including signage, electronic displays and systems. With a cash balance of $14.7 million, and an available $17.5 million credit line, we are well positioned to implement our growth plans. For the longer term, we continue to build our development team and acquire strong new product licenses, which will support the flow of creative new Mikohn products in 2003 and beyond."

                                                                          (more)

Mikohn - First Quarter 2002                                           Page Three

         On April 29, 2002, Mikohn terminated Arthur Andersen LLP as its independent auditors and is in the process of selecting new auditors. The company's first quarter financial results have not been reviewed by an independent auditor.

         Mikohn is a diversified supplier to the casino gaming industry worldwide, specializing in the development of innovative products with recurring revenue potential. Mikohn develops, manufactures and markets an expanding array of slot games, table games and advanced player tracking and accounting systems for slot machines and table games. The company is also a leader in exciting visual displays and progressive jackpot technology for casinos worldwide. There is a Mikohn product in virtually every casino in the world. For further information, visit the company's website: www.Mikohn.Com.
                                          --------------

                                      ###

YAHTZEE, BATTLESHIP, and CLUE are trademarks of Hasbro, Inc. and are used with permission.(C)2002 Hasbro, Inc. All Rights Reserved. The trademark TRIVIAL PURSUIT and related proprietary rights are owned by Horn Abbot Ltd., used with permission.(C)2002 Horn Abbot Ltd. All rights reserved.

Safe Harbor Statements under The Private Securities Litigation Reform Act of 1995: Except for historical information, statements in this release regarding the business outlook for Mikohn Corporation (the Company) are forward looking and are subject to certain risks and uncertainties including the overall industry environment, customer acceptance of the Company's new products, delay in the introduction of new products, the further approvals of regulatory authorities, adverse court rulings, production and/or quality control problems, the denial, suspension or revocation of privileged operating licenses by governmental authorities, competitive pressures and general economic conditions as well as the Company's debt service obligations and other factors indicated from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur.